PORTAL RESOURCES LTD.

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

TO:

DeVisser Gray LLP, Chartered Accountants

AND TO:

MNP LLP, Chartered Accountants

Portal Resources Ltd. (the "Company") provides notice pursuant to section 4.11 of National Instrument 51-102 ("NI 51-102") of a proposed change in the auditor of the Company from DeVisser Gray LLP, Chartered Accountants to MNP LLP, Chartered Accountants and confirms the following:

1.

Further to the recommendation of the Audit Committee, the Board of Directors of the Company determined on November 8, 2011 (being the deemed “date of termination” for the purposes of NI 51-102) to propose to its shareholders at the 2011 annual general and special meeting of the Company that MNP LLP, Chartered Accountants be appointed as the auditor of the Company upon the expiry of the term of appointment of DeVisser Gray LLP, Chartered Accountants as auditor of the Company at the close of the 2011 annual general and special meeting and considered and approved the proposed change of auditor of the Company;

2.

There were no reservations or modified opinions contained in the auditor's reports of DeVisser Gray LLP, Chartered Accountants on the annual financial statements of the Company for the two most recently completed financial years preceding the date of termination or for any subsequent period preceding the date of termination; and

3.

In the opinion of the Company, there are no "reportable events" (as that term is defined in NI 51-102).

The Company requests that each of DeVisser Gray LLP, Chartered Accountants and MNP LLP, Chartered Accountants review this Notice and provide the Company on or before November 18, 2011 with a letter addressed to the British Columbia Securities Commission and the Alberta Securities Commission stating whether it agrees, disagrees or has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED this 8th day of November, 2011.

PORTAL RESOURCES LTD.

“Mark T. Brown”

Per:

Mark T. Brown

Chief Financial Officer